Exhibit 99.1

Sundial Growers to Announce First Quarter 2021 Financial Results on May 11, 2021

CALGARY, AB, May 3, 2021 /CNW/ - Sundial Growers (Nasdaq: SNDL) ("Sundial") announced today that it will release its first quarter financial results ended March 31, 2021 after market close on May 11, 2021.

Following the release of its first quarter financial results, Sundial will host a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on May 12, 2021.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link: http://services.choruscall.ca/links/sundialgrowers20210512.html

REPLAY

The webcast archive will be available for three months via the link provided above. A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 6605#

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

View original content to download multimedia:http://www.prnewswire.com/news-releases/sundial-growers-to-announce-first-quarter-2021-financial-results-on-may-11-2021-301281996.html

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2021/03/c1369.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 07:00e 03-MAY-21